UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2006

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
London Stock Exchange
Johannesburg Limited
New York Stock Exchange

Date: 28 February 2006

For Release: Immediately

Contact: Jamin Lawton +44 (0)20 7802 4108

BHP Billiton Limited - UK Listing Authority Submissions

The following documents have today been submitted to the UK Listing Authority:

  BHP Billiton Limited: Off-market Buy-Back booklet

  BHP Billiton Limited: Buy-Back Tender Forms

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no. +44 (0)20 7066 1000

The off-market buy-back applies to BHP Billiton Limited shareholders only. These documents have therefore been submitted to the Document Viewing Facility for information purposes only.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 28 February 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary